

To the Stockholders of Mohawk Industries, Inc.:

You are cordially invited to attend the annual meeting of stockholders to be held on Wednesday, May 19, 2004, at 10:00 a.m. local time, at the corporate headquarters of the Company, 160 South Industrial Boulevard, Calhoun, Georgia 30701.

The principal business of the meeting will be to elect a class of directors to serve a three-year term beginning in 2004. During the meeting, we also will review the results of the past year and report on significant aspects of our operations during the first quarter of 2004.

Whether or not you plan to attend the annual meeting, please complete, sign, date and return the enclosed proxy card in the enclosed, postage-prepaid envelope at your earliest convenience so that your shares will be represented at the meeting. If you choose to attend the meeting, you may revoke your proxy and personally cast your votes. To receive a map and driving directions to the corporate headquarters, please call Christi Scarbro at (706) 624-2246.

Sincerely yours,

JEFFREY S. LORBERBAUM
President & Chief Executive Officer

Atlanta, Georgia
April 5, 2004

MOHAWK INDUSTRIES, INC.
160 South Industrial Boulevard
P. O. Box 12069
Calhoun, Georgia 30701

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
May 19, 2004

The annual meeting of stockholders of Mohawk Industries, Inc. (the "Company") will be held on Wednesday, May 19, 2004, at 10:00 a.m. local time, at the corporate headquarters of the Company, 160 South Industrial Boulevard, Calhoun, Georgia 30701.

The meeting is called for the following purposes:

1. To elect four persons who will serve as the Company's Class III directors for a three-year term beginning in 2004; and

2. To consider and act upon such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors has fixed March 22, 2004 as the record date for the determination of stockholders entitled to notice of and to vote at the meeting.

PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY SO THAT YOUR SHARES WILL BE REPRESENTED. IF YOU CHOOSE TO ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND PERSONALLY CAST YOUR VOTES.

By Order of the Board of Directors,



SIDNEY J. FROST
Vice President & Corporate Secretary

Atlanta, Georgia
April 5, 2004

MOHAWK INDUSTRIES, INC.
160 South Industrial Boulevard
P. O. Box 12069
Calhoun, Georgia 30703

PROXY STATEMENT

This Proxy Statement is furnished by and on behalf of the Board of Directors of Mohawk Industries, Inc. ("Mohawk" or the "Company") in connection with the solicitation of proxies for use at the annual meeting of stockholders of the Company to be held on Wednesday, May 19, 2004, and at any and all adjournments or postponements thereof (the "Annual Meeting"). This Proxy Statement and the enclosed proxy card will be first mailed on or about April 5, 2004, to the stockholders of record of the Company (the "Stockholders") on March 22, 2004 (the "Record Date").

Proxies will be voted as specified by Stockholders. Unless contrary instructions are specified, if the enclosed proxy card is executed and returned (and not revoked) prior to the Annual Meeting, the shares of the common stock of the Company (the "Common Stock") represented thereby will be voted FOR election of the nominees listed in this Proxy Statement as directors of the Company. A Stockholder's submission of a signed proxy will not affect his or her right to attend and to vote in person at the Annual Meeting. Stockholders who execute a proxy may revoke it at any time before it is voted by (i) filing a written revocation with the Secretary of the Company, (ii) executing a proxy bearing a later date or (iii) attending and voting in person at the Annual Meeting.

The presence of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, present in person or by proxy, will constitute a quorum. Shares represented by proxies at the meeting, including broker non votes and those that are marked "withhold authority" will be counted as shares present for purposes of establishing a quorum. Once a quorum is established, the election of directors will require the affirmative vote of a plurality of the shares of Common Stock represented and entitled to vote in the election at the Annual Meeting. Neither withholding authority to vote with respect to one or more nominees nor a broker nonvote will have an effect on the outcome of the election of directors.

Pursuant to the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), holders of Common Stock will be entitled to one vote for each share of Common Stock held. Pursuant to the provisions of the Delaware General Corporation Law, March 22, 2004 has been fixed as the Record Date for determination of Stockholders entitled to notice of and to vote at the Annual Meeting, and, accordingly, only holders of Common Stock of record at the close of business on that day will be entitled to notice of and to vote at the Annual Meeting. On the Record Date, there were 66,752,931 shares of Common Stock issued and outstanding held by approximately 403 Stockholders.

THE BOARD OF DIRECTORS URGES YOU TO SIGN, DATE AND RETURN
THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Company's Certificate of Incorporation provides for the Board of Directors of the Company to consist of three classes of directors serving staggered terms of office. Upon the expiration of the term of office for a class of directors, the nominees for that class will be elected for a term of three years to serve until the election and qualification of their successors. The Class III directors, Leo Benatar, Phyllis O. Bonanno, David L. Kolb and W. Christopher Wellborn, have been nominated for re-election at the Annual Meeting. The Class I and Class II directors have one year and two years, respectively, remaining on their terms of office and will not be voted upon at the Annual Meeting.

The Company's Certificate of Incorporation provides that the Company shall have at least two and no more than eleven directors, with the Board of Directors to determine the exact number. In addition, the Certificate of Incorporation divides the Board of Directors into three classes, with each to consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. The Board of Directors has by resolution set the number of directors at ten.

It is the intention of the persons named as proxies to vote the proxies for Mr. Benatar's, Ms. Bonanno's, Mr. Kolb's and Mr. Wellborn's election as a Class III director of the Company, unless the Stockholders direct otherwise in their proxies. Each of Mr. Benatar, Ms. Bonanno, Mr. Kolb and Mr. Wellborn has consented to continue to serve as a director of the Company if re-elected. In the unanticipated event that any of Mr. Benatar, Ms. Bonanno, Mr. Kolb and Mr. Wellborn refuses or is unable to serve as a director, the persons named as proxies reserve full discretion to vote for such other person or persons as may be nominated. The Board of Directors has no reason to believe that Mr. Benatar, Ms. Bonanno, Mr. Kolb or Mr. Wellborn will be unable or will decline to serve as a director.

The affirmative vote of a plurality of the shares represented and entitled to vote in the election at the Annual Meeting at which a quorum is present is required for the election of the nominees.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE <u>FOR</u> THE ELECTION OF THE NOMINEES LISTED BELOW

Director, Director Nominee and Executive Officer Information

Based on information supplied by them, set forth below is certain information concerning the nominees for election as Class III directors and the directors in Classes I and II whose terms of office will continue after the Annual Meeting, including the name and age of each, current principal occupation (which has continued for five years unless otherwise indicated), the name and principal business of the organization in which such occupation is carried on, the year each was elected to the Board of Directors of the Company, all positions and offices held during 2003 with the Company, and directorships in other publicly held companies.

Nominees for Director

Class III Nominees For Director (Current Terms Expire 2004)

Leo Benatar— Mr. Benatar (age 74) has been a director of the Company since the consummation of the Company's initial public offering in April 1992 (the "Initial Public Offering"). Mr. Benatar has been a Principal in Benatar and Associates since May 1996. From June 1995 until May 1996, Mr. Benatar was Chairman of the Board of Engraph, Inc., a manufacturer of packaging and product identification materials. Before June 1995, Mr. Benatar served as Chairman of the Board, President and Chief Executive Officer of Engraph, Inc. for more than five years. Engraph, Inc. was acquired by Sonoco Products Company, a manufacturer of packaging and product identification materials, in October 1992, and Mr. Benatar served as Senior Vice President and a director of Sonoco Products Company from October 1992 until May 1996. Mr. Benatar is also a director of Interstate Bakeries Corporation, a manufacturer and distributor of food products, Aaron Rents, Inc., a furniture and appliance retailer and Paxar Corporation, a provider of identification and tracking solutions to retailers and apparel manufacturers. From January 1, 1994 until December 31, 1995, Mr. Benatar also served as Chairman of the Federal Reserve Bank of Atlanta.

Phyllis O. Bonanno— Ms. Bonanno (age 60) has been a director of the Company since February 26, 2004. Ms Bonanno is currently the President and Chief Executive Officer of International Trade Solutions, Inc. Ms. Bonanno served as President and Chief Executive Officer of Columbia College from July 1997 until March 2000 and served as the Vice President for International Trade at Warnaco, Inc. from 1986 to 1997. Ms. Bonanno has also served as a personal assistant to President Lyndon Johnson and as the first director of the U.S. Trade Representative's (USTR) Office of Private Sector Liaison in the Executive Office of Presidents Carter and Reagan. In addition, while serving at the USTR, Ms. Bonanno served as the Executive Director of the President's Advisory Committee on Trade Negotiations. Ms. Bonanno is also a director of Adams Express Company, BorgWarner Inc., Petroleum and Resources Corporation, and the non-profit Canadian American Business Council.

David L. Kolb— Mr. Kolb (age 65) served as President of Mohawk Carpet Corporation (now one of the Company's principal operating subsidiaries) until Mohawk Carpet Corporation was acquired by the Company in December 1988, at which time he became Chairman of the Board of Directors and Chief Executive Officer of the Company. Effective January 1, 2001, Mr. Kolb retired from his position as Chief Executive Officer. Prior to joining Mohawk Carpet Corporation, Mr. Kolb served in various executive positions with Allied-Signal Corporation for 19 years, most recently as Vice President and General Manager of Home Furnishings. Mr. Kolb is also a director of Aaron Rents, Inc., a furniture and appliances retailer, Chromcraft Revington, Inc., a furniture manufacturer and Paxar Corporation, a provider of identification and tracking solutions to retailers and apparel manufacturers. In addition, Mr. Kolb is a trustee of the Schenck School and Oglethorpe University.

W. Christopher Wellborn— Mr. Wellborn (age 48) was Executive Vice President, Chief Financial Officer and Assistant Secretary of Dal-Tile International Inc. ("Dal-Tile") (now one of the Company's principal operating subsidiaries) from August 1997 through March 20, 2002 when he was named a director of the Company and the President of Dal-Tile, at the time the merger of Dal-Tile with a wholly owned subsidiary of the Company (the "Dal-tile Merger") was completed. From June 1993 to August 1997, Mr. Wellborn was Senior Vice President and Chief Financial Officer of Lenox, Inc.

Continuing Directors

Class I Directors Continuing in Office (Terms Expire 2005)

John F. Fiedler— Mr. Fiedler (age 65) has been a director of the Company since March 20, 2002. Mr. Fiedler is the retired Chairman of the Board of Directors of BorgWarner Inc. He most recently served as Chief Executive Officer of BorgWarner having been named Chairman and Chief Executive Officer in January 1995. Prior to that, Mr. Fiedler served as President and Chief Operating Officer of BorgWarner. Before joining BorgWarner in June 1994, Mr. Fiedler was Executive Vice President of The Goodyear Tire & Rubber Company, where he was responsible for North American Tires. Mr. Fiedler's 29-year career with Goodyear included numerous sales, marketing and manufacturing positions in the United States and the Far East. He also served as President of Retread Systems Company and Kelley Springfield Tire Company, both divisions of Goodyear. Mr. Fiedler is also a director of Yellow Roadway Corporation, Snap-on Inc., and AirTran Holdings, Inc. He is also a member of the Kent State Foundation Commission and advisor to the Board of Trustees of the Manufacturers Alliance/MAPI.

Jeffrey S. Lorberbaum— Mr. Lorberbaum (age 49) has been a director of the Company since March 28, 1994 and served as President and Chief Operating Officer of the Company since January 24, 1995. Effective January 1, 2001, Mr. Lorberbaum succeeded Mr. Kolb as Chief Executive Officer and currently holds the position of President and Chief Executive Officer. Mr. Lorberbaum joined Aladdin Mills, Inc. ("Aladdin"), a company acquired in 1994 by Mohawk, in 1976 and served as Vice President—Operations from 1986 until February 25, 1994 when he became President and Chief Executive Officer of Aladdin.

Robert N. Pokelwaldt— Mr. Pokelwaldt (age 67) has been a director of the Company since the consummation of the Company's Initial Public Offering. Mr. Pokelwaldt served as Chairman and Chief Executive Officer of York International Corporation, a manufacturer of air conditioning and cooling systems, from January 1993 until his retirement in October 1999. He also served York International from June 1991 until January 1993 as President, Chief Executive Officer and a director and, from January 1990 until June 1991, as President and Chief Operating Officer. Mr. Pokelwaldt is also a director of Carpenter Technologies Corporation, a manufacturer of specialty steel, Intersil Corp., a telecommunications chip manufacturer, and First Energy Corporation, a generator and power distribution company.

Class II Directors Continuing in Office (Terms Expire 2006)

Bruce C. Bruckmann— Mr. Bruckmann (age 50) has been a director of the Company since October 1992. Mr. Bruckmann has been a Managing Director of Bruckmann, Rosser, Sherrill & Co., Inc., a venture capital firm, since January 1995. From March 1994 to January 1995, Mr. Bruckmann served as Managing Director of Citicorp Venture Capital, Ltd. ("CVC, Ltd.") and as an executive officer of 399 Venture Partners, Inc. (formerly Citicorp Investments, Inc.). From 1983 until March 1994, Mr. Bruckmann served as Vice President of CVC, Ltd. Mr. Bruckmann is also a director of Town Sports International, Inc., a fitness club operator, Anvil Knitwear, Inc., an active wear manufacturer, Penhall International, Inc., a renter of operator-assisted construction equipment, and H&E Equipment Services L.L.C., a renter and distributor of industrial and construction equipment. Mr. Bruckmann also serves as director for several private companies.

Larry W. McCurdy— Mr. McCurdy (age 68) has been a director of the Company since the consummation of the Company's Initial Public Offering. Mr. McCurdy was President and Chief Executive Officer of Moog Automotive, Inc., a privately held manufacturer of automotive aftermarket products, from November 1985 until April 1994. Moog Automotive, Inc. was acquired by Cooper Industries, Inc., a manufacturer of electrical and automotive products, tools and hardware, in October 1992, and Mr. McCurdy became Executive Vice President-Operations of Cooper Industries, Inc. in April 1994. Mr. McCurdy held that position until March 7, 1997, when he became President, Chief Executive Officer and a director of Echlin Inc., a worldwide manufacturer of motor vehicle parts. On December 17, 1997, Mr. McCurdy was elected Chairman of the board of directors of Echlin, Inc. In July 1998 Echlin was merged with Dana Corporation, a global leader in the engineering, manufacturing and distribution of components and systems for worldwide vehicular and industrial manufacturers. Mr. McCurdy served as President of the Dana Automotive Aftermarket Group from July 1998 until his retirement in August 2000. Mr. McCurdy also serves on the boards of directors of American Axle & Manufacturing Holdings, Inc., Lear Corporation, both international manufacturers for original equipment vehicles and General Parts, Inc., a North American automotive parts distributor.

Sylvester ("Jack") H. Sharpe— Mr. Sharpe (age 72) has been a director of the Company since October 1999. Mr. Sharpe has served as Executive Vice President of the Residential Business of the Company since January 1995. From 1975 to 1995, Mr. Sharpe served as the Executive Vice President of Aladdin. In addition, Mr. Sharpe is a director of the Covenant College Foundation and a member of the Advisory Board of Livingston Company, a merchant bank and investment company.

In connection with the merger of Aladdin with a wholly owned subsidiary of the Company in February 1994 (the "Aladdin Merger"), the Company agreed to appoint to its Board of Directors up to two persons designated by the former shareholders of Aladdin, and Messrs. Jeffrey S. Lorberbaum and Sylvester H. Sharpe are such designees. The Company is required to nominate up to two persons designated by such holders for election or re-election, as the case may be, to the Board of Directors of the Company and to use its best efforts to cause such nominees to be elected to the Board of Directors. At such time as the former shareholders of Aladdin have disposed of 50% or more of the Common Stock issued to them in the Aladdin Merger, the Company will be required to nominate only one such person to the Board of Directors, and at such time as the former shareholders of Aladdin have disposed of 75% or more of the Common Stock issued to them in the Aladdin Merger, the Company will no longer be required to nominate any of such persons to the Board of Directors.

Meetings and Committees of the Board of Directors

General. During fiscal 2003, the Board of Directors held six meetings. All members of the Board of Directors attended at least 75% of the total number of Board of Directors and Committee meetings that they were eligible to attend. All members of the Board at the time of the 2003 annual stockholder meeting were present at such meeting.

The Board of Directors has determined that none of Mr. Benatar, Ms. Bonanno, Mr. Bruckmann, Mr. Fiedler, Mr. McCurdy or Mr. Pokelwaldt have a relationship that would interfere with such director's exercise of independent judgment in carrying out the responsibilities of a director and therefore are independent within the meaning of applicable Securities and Exchange Commission ("SEC") rules and New York Stock Exchange ("NYSE") listing standards.

The Company has a standing Audit Committee (the "Audit Committee") of the Board of Directors established in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee is comprised of four directors (Mr. McCurdy (Chairman), Ms. Bonanno, Mr. Bruckmann and Mr. Pokelwaldt) who have been determined by the Board of Directors to be independent as discussed above. The Board of Directors has determined that Mr. McCurdy is qualified as the audit committee financial expert within the meaning of applicable SEC regulations and the Board has determined that Mr. McCurdy has the requisite accounting and financial expertise within the meaning of the listing standards of the NYSE. The Audit Committee met seven times during 2003. The Audit Committee oversees management's conduct of the financial reporting process, the system of internal, financial and administrative controls and the annual independent audit of the Company's financial statements. In addition, the Audit Committee engages the independent auditors, reviews the independence of such auditors, approves the scope of the annual activities of the independent and internal auditors and reviews audit results. The Board of Directors has adopted a written charter for the Audit Committee, which is available on the Company's website at www.mohawkind.com/Corporate Governance. See also "Audit Committee—Report of the Audit Committee of the Board of Directors of Mohawk Industries, Inc."

The Compensation Committee consists of Mr. Benatar (Chairman), Mr. Pokelwaldt and Mr. McCurdy. The Compensation Committee met six times during 2003. The Compensation Committee is responsible for deciding, recommending and reviewing the compensation, including benefits, of the executive officers and directors of the Company and for administering the Company's incentive compensation plans. The Board of Directors has adopted a written charter for the Compensation Committee, which is available on the Company's website at www.mohawkind.com/Corporate Governance. See also "Executive Compensation and Other Information—Report of the Compensation Committee of the Board of Directors of Mohawk Industries, Inc."

The Nominating and Corporate Governance Committee (the "Governance Committee") consists of Mr. Fiedler (Chairman), Mr. Benatar and Mr. Bruckmann. The Governance Committee met three times in 2003. The Governance Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities under the NYSE listing standards and Delaware law, identifying qualified candidates for nomination to the Board of Directors and developing and evaluating the Company's corporate governance policies. The Governance Committee also considers nominees to the Board of Directors recommended by stockholders in accordance with the requirements of the Company's Bylaws. See also Corporate Governance—Nomination Process for the Board of Directors. The Board of Directors has adopted a written charter for the Governance Committee and Corporate Governance Guidelines recommended by the Governance Committee, both of which are available on the Company's website at www.mohawkind.com/Corporate Governance.

Executive Sessions with Non-Management Directors. All directors who are not members of the Company's management team meet without the Chief Executive Officer and other Company personnel as needed during a portion of each non-telephonic Board of Directors meeting. The Chairman of each of the Company's standing committees chairs these executive sessions on a rotating basis.

Director Compensation. Employees of the Company or its subsidiaries who are also directors do not receive any fee or remuneration for services as members of the Board of Directors or any Committee of the Board of Directors. The Company pays non-employee directors an annual retainer of $20,000 and a fee of $3,000 for each Board meeting and $1,000 for each Committee meeting attended. In lieu of this retainer and fees, Mr. Kolb receives an annual retainer of $30,000 for his services as Chairman of the Board of Directors and a fee of $3,000 for each Board meeting and $1,500 for each Committee meeting attended. Committee Chairmen also receive an annual retainer of $2,500. Pursuant to the Company's 2002 Long-Term Incentive Plan, directors who are not employees of the Company are initially granted a non-qualified stock option to purchase 11,250 shares of Common Stock as of the date they commence service as a director. On January 1 of each year, eligible non-employee directors who are directors on such date receive an option to purchase 2,250 shares of Common Stock. The exercise prices for all such option grants are based on a formula that with respect to initial grants relates to the closing sale price of the underlying Common Stock on the business day immediately preceding the date of grant and with respect to subsequent grants is the average of the closing sale prices of the underlying Common Stock on the last business day of each of the Company's four fiscal quarters during the preceding fiscal year. The Company reimburses all directors for expenses the directors incur in connection with attendance at meetings of the Board of Directors or Committees.

In December 1996, the Board of Directors adopted the Mohawk Industries, Inc. 1997 Non-Employee Director Stock Compensation Plan (the "Director Stock Compensation Plan") to promote the long-term growth of the Company by providing a vehicle for its non-employee directors to increase their proprietary interest in the Company and to attract and retain highly qualified and capable non-employee directors. Under the Director Stock Compensation Plan, non-employee directors may elect to receive their annual cash retainer fees (excluding any meeting fees) in shares of Common Stock of the Company, based on the fair market value of the Common Stock at the end of each quarter. The maximum number of shares of Common Stock which may be granted under the plan is 37,500 shares, which shares may not be original issue shares. In 1997, the Director Stock Compensation Plan was amended by the Board of Directors to include an optional income deferral feature using a book entry (phantom stock) account that would fluctuate in value based on the performance of the Common Stock of the Company over the deferral period. The Board of Directors may suspend or terminate the Director Stock Compensation Plan at any time.

Executive Officers

The executive officers of the Company serve at the discretion of the Board of Directors and are comprised of Messrs. Jeffrey S. Lorberbaum and W. Christopher Wellborn (who are identified above), William B. Kilbride, H. Monte Thornton and John D. Swift.

William B. Kilbride— Mr. Kilbride (age 53) joined American Rug Craftsmen, formerly a wholly owned subsidiary of the Company acquired by Mohawk in April 1993, as its President in June 1992. Mr. Kilbride served in that position until he became President of the Mohawk Home Division, upon its formation in 1999. Before joining American Rug Craftsmen, Mr. Kilbride served as First Vice President—Planning of Dean Witter Discover, which he joined in February 1983. Mr. Kilbride is also a director of First Security Group, Inc., a public bank holding company.

H. Monte Thornton— Mr. Thornton (age 63) joined Karastan Bigelow, a division of Fieldcrest Cannon, Inc. ("Karastan") in July 1990 and was named President of Karastan at the time of that division's acquisition by Mohawk in July 1993. Mr. Thornton served in that position until April 2000 when he became President of the Fashion and Performance Division (which serves the commercial and hospitality markets and the Karastan customers). On December 1, 2001, Mr. Thornton was appointed President-Carpet Group, assuming responsibility for sales and marketing of carpet and hard surface products. Before joining Karastan, Mr. Thornton served as President of Hollytex, Inc., a carpet manufacturer, which he joined in December 1984.

John D. Swift— Mr. Swift (age 62) served as Vice President-Finance of Mohawk Carpet Corporation from September 1984 to December 1988 and since that time has served as Vice President-Finance and Chief Financial Officer of the Company. Mr. Swift served as Treasurer of the Company from December

1988 to February 1994 and served as Secretary of the Company from December 1988 to May 1996. Prior to joining Mohawk Carpet Corporation, he worked for General Electric Company for 18 years in various positions of accounting, auditing and financial management.

AUDIT COMMITTEE

Report of the Audit Committee of the Board of Directors of Mohawk Industries, Inc.

The Audit Committee members reviewed and discussed the audited financial statements for the year ended December 31, 2003 with management. The Audit Committee members also discussed the matters required to be discussed by Statement of Auditing Standards No. 61 with the Company's independent auditors, KPMG LLP ("KPMG"). The Audit Committee received the written disclosure letter from KPMG required by Independence Board Standard No. 1, discussed with KPMG any relationships that may impact KPMG's objectivity and independence and satisfied itself as to KPMG's independence. In addition, the members of the Audit Committee considered whether the provision of services by KPMG for the year ended December 31, 2003 described below under "Principal Accountant Fees and Services" was compatible with maintaining KPMG's independence. Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

Audit Committee

Larry W. McCurdy-Chairman
Phyllis O. Bonanno
Bruce C. Bruckmann
Robert N. Pokelwaldt

Principal Accountant Fees and Services

The following table shows the fees rendered (in thousands) to the Company's independent auditors for the audit of the Company's annual financial statements for fiscal 2003 and 2002, respectively, and fees billed for non-audit related services, tax services and all other services performed by the Company's independent auditors during fiscal 2003 and 2002, respectively.

	2003	**2002**
Audit Fees ………………………………………………..	$ 902	1,283
Audit-Related Fees (a) …………………………………….	538	29
Tax Fees (b) ………………………………………………..	317	396
All Other Fees ………………………………………………	-	-
	$ 1,757	1,708

(a) Principally services with respect to internal controls and audits of employee benefit plans.
(b) Principally tax compliance and tax planning fees.

The Audit Committee pre-approved all audit related and tax services in fiscal 2003. The Audit Committee has delegated to the Chairman of the Audit Committee, the authority to pre-approve audit-related, tax and non-audit related services to be performed by the Company's independent auditors.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Decisions and recommendations regarding the compensation of the Company's executives are made by a three member Compensation Committee composed entirely of independent directors, as determined by the Board of Directors in accordance with the NYSE listing standards, who have never served as officers or employees of the Company. Following is a report of the Compensation Committee concerning the Company's executive compensation policies for 2003.

Report of the Compensation Committee of the Board of Directors of Mohawk Industries, Inc.

Executive Compensation Philosophy. The Committee believes that a compensation program that enables the Company to attract, motivate and retain outstanding executives will assist the Company in meeting its long-range objectives, thereby serving the interests of the Company's stockholders. The compensation program of the Company is designed to achieve the following objectives:

1. Provide compensation opportunities that are competitive with those of companies of a similar size.
2. Create a strong link between the executive's compensation and the Company's annual and long-term financial performance.
3. Include above-average elements of financial risk through performance-based incentive compensation, which offers an opportunity for above-average financial reward to the executives.

The Company's executive compensation program has three components: base salaries, annual incentives and long-term incentives.

Base Salaries. The Company's executive officers receive base salaries as compensation for the skills, knowledge and experience that they bring to their positions. Base salaries paid to the Company's executive officers are intended to be maintained at a competitive level with companies of a similar size. In order to assess competitive rates, the committee used compensation surveys, produced by a nationally recognized consulting firm, of executives with similar job functions and responsibilities in public companies engaged in non-durable goods manufacturing in the same net sales range. The group included in the surveys used was broader than the peer group used in the Performance Graph following this report because the competitive marketplace for executive talent has been viewed by the Committee as national in scope and not restricted to carpet and textile industries. With respect to base salaries, the Committee has tried to achieve competitive rates by targeting the approximate midpoint of the range of base salaries for comparable positions. Within this overall policy, the Committee has preserved the flexibility to make exceptions where performance over several years dictates a higher base salary.

Annual Incentive Bonuses. Annual incentive bonuses under the executive incentive program are provided in addition to base salaries to create total annual compensation. The Committee has targeted the upper quartile of total annual compensation for similarly situated executives in companies of similar size. By placing a significant portion of an executive's annual pay "at risk," the Committee believes that compensation is more directly related to performance and will more closely link the financial interests of the executives and those of the stockholders. Given the Company's business objectives, the Committee believes this policy to be appropriate and fair for both the executives and the stockholders.

The Company maintains an Executive Incentive Program (the "Plan"), which is designed to provide incentive bonus opportunities to a number of executives including the executive officers named in the Summary Compensation Table. The Plan is based on an assessment of both the overall Company and divisional performance as compared to earnings per share ("EPS") and earnings after capital charge ("EAC") thresholds established by the Committee. If the threshold is attained, then the bonus calculation is based on the attainment of increasing levels of improvement of (i) 2003 EPS over 2002 EPS and (ii) 2003 EAC over EAC targets established by the Committee using 2002 results as a base. A portion of each award exceeding a level established in the Plan is paid in shares of Common Stock purchased in the market and issued to the participant as restricted shares under the Mohawk Industries, Inc. 2002 Long-Term Incentive Plan. One-half of the shares granted will be restricted for one year and the other half for two years. The Committee has the authority to interpret the Plan, make changes therein or grant special bonuses for exceptional performance as it determines appropriate.

Long-Term Incentives. The Company provides long-term incentives to its executives through stock option programs designed to encourage executives to acquire and hold shares of Common Stock. The stock option plans are designed to retain executives and motivate them to improve the market value of the Common Stock over a number of years. The Committee believes that equity ownership by executives furthers the Committee's compensation policy objective of aligning long-term financial interests of executives with those of the stockholders. The Committee considers the amount and terms of options previously awarded to and held by executive officers in determining the size of option grants. In 2003, options were granted to all of the executive officers named in the Summary Compensation Table. These options all vest in 20% annual increments.

Other Compensation Plans. The Company maintains several broadly-based employee benefit plans in which the executive officers are permitted to participate on the same terms as other employees. These include the retirement savings plan (designed to qualify under section 401(k) of the Internal Revenue Code), a supplemental executive retirement plan which provides certain supplemental retirement and other benefits to a certain executive who has completed an aggregate of 60 months employment with the Company, and a nonqualified deferred compensation plan for highly compensated employees which permits deferral of income on a portion of the employee's compensation.

To the extent readily determinable and as one of the factors in its consideration of the various components of executive compensation, the Committee considers the anticipated tax treatment to the Company and to the executives of various payments and benefits. Some types of compensation payments and their deductibility (e.g., the spread on exercise of non-qualified options) depend upon the timing of an executive's vesting or exercise of previously granted rights. Further, interpretations of and changes in the tax laws and other factors beyond the Committee's control also affect the deductibility of compensation. For these and other reasons, the Committee will not necessarily and in all circumstances limit executive compensation to that deductible under Section 162(m) of the Internal Revenue Code. The Committee will consider various alternatives for preserving the deductibility of compensation payments and benefits to the extent reasonably practicable and to the extent consistent with its other compensation objectives.

Chief Executive Officer Compensation. In accordance with the compensation philosophy and process described above, the Committee set Mr. Lorberbaum's base salary for 2003 at $667,000, which was below the midpoint for CEO's of similar sized companies in the surveys used by the Committee. Mr. Lorberbaum's total annual cash compensation is linked to the Company's performance by his participation in the Plan and the achievement of established thresholds of EPS improvement for the total Company. The Committee also took into account subjective qualitative evaluations of Mr. Lorberbaum's leadership during the year, including with respect to the acquisition of the Lees Carpet division of Burlington Industries, Inc., the continuing integration of Dal-Tile International Inc. and the continuing focus on controlling costs and prudent capital investments. Based upon the foregoing, the Committee awarded Mr. Lorberbaum a bonus equal to approximately 76.6 percent of his compensation for 2003 (excluding all bonus, deferred bonus and other non-salary amounts). This bonus will be paid in cash. In 2003, Mr. Lorberbaum was awarded stock options to purchase 3,500 shares of Common Stock at fair market value on the date of the grant. These options vest in 20% annual increments.

The Committee's objectives in setting Mr. Lorberbaum 's compensation for 2003 were to be competitive with other companies in the carpet industry and with other public companies of a similar size and to provide Mr. Lorberbaum with appropriate incentives to achieve the Company's short-term and long-term objectives.

Compensation Committee
Leo Benatar-Chairman
Larry W. McCurdy
Robert N. Pokelwaldt

Performance Graph

The following is a line graph comparing the yearly percentage change in the Company's cumulative total stockholder returns to those of the Standard & Poor's 500 Index and a group of peer issuers beginning on December 31, 1998 and ending on December 31, 2003.

**Comparison of Total Cumulative Returns Between Mohawk Industries, Inc.,
the S&P 500 Index and a Peer Group**



	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03
Mohawk	$100.00	$ 62.70	$ 65.08	$130.47	$135.39	$167.70
S&P 500	$100.00	$121.05	$110.02	$ 96.95	$ 75.52	$ 97.19
Peer Group	$100.00	$ 91.82	$ 90.78	$ 97.72	$ 91.18	$117.07

The peer group includes the following companies: American Standard Companies, Inc., Congoleum Corporation, Cone Mills Corporation, Dixie Group, Inc., Guilford Mills, Inc., Internacional de Ceramica SA de C.V., Interface, Inc., Leggett & Platt, Inc., Masco Corporation, and West Point Stevens, Inc. Total return values were calculated based on cumulative total return, assuming the value of the investment in the Company's Common Stock and in each index on December 31, 1998 was $100 and that all dividends were reinvested. The Company is not included in the peer group because management believes that, by excluding the Company, investors will have a more accurate view of the Company's performance relative to certain other carpet, tile and textile companies.

Summary of Cash and Certain Other Compensation

The following table presents certain summary information concerning compensation paid or accrued by the Company for services rendered in all capacities during the fiscal years ended December 31, 2003, 2002, and 2001 for (i) the Chief Executive Officer of the Company and (ii) each of the four other most highly compensated executive officers of the Company (determined as of December 31, 2003) (collectively, the "Named Executive Officers").

Summary Compensation Table

Name and Position	Year	Annual Compensation		Long-Term Compensation		All Other Compensation ($)(2)
		Salary ($)	Bonus ($)	Restricted Stock Awards ($)(1)	Securities Underlying Options(#)	
Jeffrey S. Lorberbaum...............	2003	$667,000	$510,725	$ -	3,500	$3,450
President and	2002	635,000	698,500	80,898	3,500	3,450
Chief Executive Officer	2001	575,000	503,125	118,577	50,500	3,450
H. Monte Thornton....................	2003	$420,000	$235,397	$ -	3,500	$3,450
President-Carpet Group	2002	400,000	320,000	33,950	3,500	3,450
	2001	320,000	240,000	52,785	55,000	3,450
W. Christopher Wellborn............	2003	$420,000	$315,000	$ 49,579	3,500	$3,450
President-Dal-Tile	2002	308,183 (3)	390,500	-	25,000	3,450
William B. Kilbride..................	2003	$363,000	$140,295	$ -	3,500	$3,450
President -Mohawk Home	2002	345,000	244,330	18,333	3,500	3,450
	2001	320,000	240,000	52,785	35,000	3,450
John D. Swift...........................	2003	$363,000	$203,451	$ -	3,500	$3,450
Vice President-Finance and	2002	345,000	276,000	29,294	3,500	3,450
Chief Financial Officer	2001	320,000	240,000	52,785	25,000	3,450

---

1. Amounts in 2003 include 675 shares for Mr. Wellborn. These shares were granted on February 26, 2004, in connection with Mr. Wellborn's executive annual incentive bonus for 2003 and have been valued at $73.45 per share. The restrictions will lapse on February 26, 2005 for 50% of the shares and will lapse on February 26, 2006 for the remaining 50%. Amounts in 2002 include 1,668, 700, 378 and 604 shares for Messrs. Lorberbaum, Thornton, Kilbride and Swift, respectively. These shares were granted on February 24, 2003, in connection with each executive's annual incentive bonus for 2002 and have been valued at $48.50 per share. The restrictions lapsed on February 24, 2004 for 50% of the shares and the remaining 50% will lapse on February 24, 2005. Amounts in 2001 include 1,878, 836, 836, and 836 shares for Messrs. Lorberbaum, Thornton, Kilbride and Swift, respectively. These shares were granted on February 26, 2002, in connection with each executive's annual incentive bonus for 2001 and have been valued at $63.14 per share. The restrictions lapsed on February 26, 2003 for 50% of the shares and the remaining 50% lapsed on February 26, 2004. See "Executive Compensation and Other Information-Report of the Compensation Committee of the Board of Directors of Mohawk Industries, Inc." As of December 31, 2003, Mr. Lorberbaum held 834 shares of restricted stock valued at $58,830, Mr. Thornton held 350 shares of restricted stock valued at $24,689, Mr. Kilbride held 189 shares of restricted stock valued at $13,332 and Mr. Swift held 302 shares of restricted stock valued at $21,303.
2. Represents matching contributions pursuant to the Company's Retirement Savings Plan.
3. Amount includes compensation received from the Company from the date of the Dal-Tile Merger through December 31, 2002.

Option Grants

The following table sets forth information on options granted to the Named Executive Officers in fiscal 2003.

Option Grants In Fiscal Year
Ended December 31, 2003

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2) | |
| | | | | | | |
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in the Fiscal Year (1)	Exercise or Base Price ($/Sh)	Expiration Date	5%	10%
Jeffrey S. Lorberbaum......	3,500(3)	0.62%	$48.50	02/24/13	$106,754	$270,537
William B. Kilbride	3,500(3)	0.62%	$48.50	02/24/13	$106,754	$270,537
H. Monte Thornton	3,500(3)	0.62%	$48.50	02/24/13	$106,754	$270,537
John D. Swift................	3,500(3)	0.62%	$48.50	02/24/13	$106,754	$270,537
W. Christopher Wellborn .	3,500(3)	0.62%	$48.50	02/24/13	$106,754	$270,537

1. The total number of shares of Common Stock covered by options granted to employees in the 2003 fiscal year was 731,050.
2. Potential realizable value is based on the assumption that the Common Stock price appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the 10-year option term. The numbers are calculated based on the requirements promulgated by the SEC and are not intended to predict future performance.
3. These options were granted under the Company's 1997 Long-Term Incentive Plan and vest in 20% annual increments beginning February 24, 2003.

Option Exercises and Holdings

The following table sets forth certain information regarding the exercise of stock options by the Named Executive Officers during fiscal 2003 and the number of shares covered by both exercisable and non-exercisable stock options held by the Named Executive Officers as of December 31, 2003. Also reported are the values for "in-the-money" options, which represent the positive spread between the exercise price of any such existing stock options and the fiscal year-end price of the Common Stock (which was $70.54).

Aggregated Option Exercises during Fiscal 2003 and
Option Values on December 31, 2003

| | | | Number of Securities Underlying Unexercised Options at FY-End (#) | | Value of Unexercised In-the-Money Options at FY-End ($) | |
Name	Shares Acquired on Exercise	Value Realized (1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Jeffrey S. Lorberbaum	-	-	102,200	38,300	$ 5,599,300	$ 1,387,296
William B. Kilbride	-	-	28,300	32,700	$ 1,121,689	$ 1,155,867
H. Monte Thornton.........	15,350	$ 675,968	8,700	48,700	$ 145,420	$ 1,584,637
John D. Swift	5,000	$ 207,358	7,800	22,700	$ 301,214	$ 758,397
W. Christopher Wellborn ...	25,000	$ 987,456	5,000	23,500	$ 33,200	$ 209,940

(1) Value realized is the difference between the fair market value of the securities underlying the options and the exercise price on the date of exercise.

Pension Plans

The following table shows estimated annual retirement benefits payable to Mr. Swift at age 65 under the Supplemental Executive Retirement Plan (the "SERP") as described below.

Pension Plan Table

Remuneration	15 or more Years of Service
$ 400,000……………………………………………………………	$ 160,000
500,000……………………………………………………………	200,000
600,000……………………………………………………………	240,000
700,000……………………………………………………………	280,000

The Company has established a Retirement Savings Plan (the "Retirement Savings Plan"), which is a combination 401(k)/profit-sharing plan that provides for employee pre-tax contributions under Section 401(k) of the Internal Revenue Code, Company matching contributions, and, if profits are sufficient, a Company profit sharing contribution. The Company has also established the SERP, a non-qualified plan designed to supplement the benefits payable under the Retirement Savings Plan and certain other plans. The SERP provides such benefits to Mr. Swift.

Benefits under the SERP generally vest after the participant has sixty months of employment with the Company and generally can begin once the participant attains age 60. The retirement benefit payable at age 65 to Mr. Swift (and prior to reduction as described below) is 40% of Mr. Swift's average annual compensation (meaning salary, bonuses and certain pre-tax deferrals to Company benefit plans, but does not include reimbursements for tax payments in connection with stock option exercises) over the final sixty (60) months prior to termination of employment. Benefits under the SERP are reduced if the participant begins to receive SERP benefits prior to age 65.

Benefits payable under the SERP as shown in the foregoing table are reduced by (i) one-half of the participant's Social Security benefits; (ii) certain other Company benefit plans; and (iii) the annuity benefit to the participant from a subsequent employer's pension plan. Upon retirement, the normal form of SERP benefit is a life annuity for the life of the participant, but the Board and the participant may approve payment in an alternate form. There are also certain death benefits and medical benefits that are payable under the SERP.

As of December 31, 2003, Mr. Swift had an average five-year compensation of $529,019 and 19 years of creditable service. Messrs. Lorberbaum, Kilbride, Thornton, and Wellborn do not participate in the SERP.

Equity Compensation Plan Information

The following table gives information about the common stock that may be issued under the Company's existing equity compensation plans as of December 31, 2003.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options.	Weighted Average Exercise Price of Outstanding Options.	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans.
Equity Compensation Plans Approved by Stockholders. (1)	2,413,008	$42.13	2,542,249
Equity Compensation Plans Not Approved by Stockholders. (2)	-	-	15,860

(1) Includes the Company's 2002 Long-Term Incentive Plan, 1997 Long-Term Incentive Plan, 1993 Stock Option Plan, 1992 Mohawk-Horizon Stock Option Plan, 1992 Stock Option Plan, Dal-Tile International

Inc. 2000, 1998 and 1997 Amended and Restated Stock Option Plans and DTM Investors Inc. 1990 Stock Option Plan.

(2) Includes the Director Stock Compensation Plan. For a brief description of the material features of the Director Stock Compensation Plan, see "Proposal I—Election of Directors—Meetings and Committees of the Board of Directors—Director Compensation."

Certain Relationships and Related Transactions

None.

Principal Stockholders of the Company

The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of March 22, 2004, by (i) each person who is known by the Company beneficially to own more than five percent of the outstanding shares of the Common Stock, (ii) each of the Company's directors and nominees, (iii) each of the Named Executive Officers, and (iv) all of the Company's directors and executive officers as a group. Unless otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class
Jeffrey S. Lorberbaum[1]	13,191,996	19.7%
Ruane, Cunniff & Co., Inc.[2]	10,799,601	16.2
Aladdin Partners, L.P.[3]	9,848,438	14.8
David L. Kolb[4]	484,460	*
Sylvester H. Sharpe[5]	480,858	*
Bruce C. Bruckmann[6]	277,506	*
John D. Swift[7]	35,315	*
Robert N. Pokelwaldt[8]	32,335	*
William B. Kilbride[9]	27,705	*
H. Monte Thornton[10]	26,809	*
Leo Benatar[8]	24,804	*
Larry W. McCurdy[8]	23,477	*
W. Christopher Wellborn[11]	11,375	*
John F. Fiedler [12]	7,245	*
Phyllis O. Bonanno	-	*
All directors and executive officers as a group (13 persons)	14,623,885	21.9%

* Less than one percent.

1. The address of Mr. Jeffrey S. Lorberbaum is 2001 Antioch Road, Dalton, Georgia 30721. Includes 9,848,438 shares held by Aladdin Partners, L.P., with respect to which Mr. Lorberbaum may be deemed to share voting and investment power. Mr. Lorberbaum is the majority owner of the outstanding voting stock of ASL Management Corp., the majority general partner of Aladdin Partners, L.P. Mr. Lorberbaum disclaims beneficial ownership of the shares held by Aladdin Partners, L.P. Also includes 241,929 shares owned by The Alan S. Lorberbaum Family Foundation, of which Mr. Jeffrey Lorberbaum is a trustee and may be deemed to share voting and investment power. Mr. Jeffrey Lorberbaum disclaims beneficial ownership of the shares held by The Alan S. Lorberbaum Family Foundation. Includes 2,735,604 shares held by the JMS Group Limited Partnership ("JMS"). The general partner of JMS is SJL Management Company, LLC ("SJL"). Mr. Lorberbaum is an equal member of SJL and may be deemed to share voting and dispositive power with respect to all shares held by JMS. Mr. Lorberbaum disclaims beneficial ownership of such shares. Includes 140,000 shares owned by Cuddy Holdings LP ("Cuddy"). Mr. Lorberbaum is the majority owner of Helm Management Corporation, the majority general partner of Cuddy, and may be deemed to have sole voting and dispositive power with respect to all such

shares. Mr. Lorberbaum disclaims beneficial ownership of such shares. Includes 114,600 shares issuable upon the exercise of currently vested options, and 12,596 shares issued pursuant to the Company's Executive Incentive Program, of which 834 are restricted shares, and 194 shares owned pursuant to the Company's 401(k) Plan.

2. Based upon Schedule 13G/A dated February 13, 2004 filed with the SEC by Ruane, Cunniff & Co., Inc. The address of Ruane, Cunniff & Co., Inc. is 767 Fifth Avenue, Suite 4701, New York, New York 10153-4798.

3. The address of Aladdin Partners, L.P. is 2001 Antioch Road, Dalton, Georgia 30721. ASL Management Corp. is the majority general partner of Aladdin Partners, L.P. and shares voting and investment power with respect to these shares. The address of ASL Management Corp. is 2001 Antioch Road, Dalton, Georgia 30721. Mr. Jeffrey Lorberbaum is the owner of 100% of the outstanding voting stock of ASL Management Corp. and, as a result, may be deemed to share voting and investment power with respect to these shares. Mr. Barry L. Hoffman is a director of ASL Management Corp. and, as a result of such position, may be deemed to share voting and investment power with respect to these shares. Excludes 2,000 shares owned of record by Mr. Hoffman in his individual capacity. The address of Mr. Hoffman is 2001 Antioch Road, Dalton, Georgia 30721. Each of ASL Management Corp., Mr. Jeffrey Lorberbaum and Mr. Hoffman, disclaim beneficial ownership of the shares held by Aladdin Partners, L.P.

4. Includes 2,700 shares issuable upon the exercise of currently vested options and 721 shares owned pursuant to the Company's 401(k) plan. Also includes 4,820 shares held by two minor children.

5. Includes 32,300 shares issuable upon the exercise of currently vested options and 4,352 shares issued pursuant to the Company's Executive Incentive Program, of which 53 are restricted shares, 10,313 shares held in Aladdin Partners, L.P. and 162 shares owned pursuant to the Company's 401(k) Plan.

6. Includes 15,750 shares issuable upon the exercise of currently vested options and 261,500 shares held by a family limited partnership.

7. Includes 14,900 shares issuable upon the exercise of currently vested options, 5,282 shares issued pursuant to the Company's Executive Incentive Program, of which 302 are restricted shares, and 383 shares owned pursuant to the Company's 401(k) plan.

8. Includes 15,750 shares issuable upon the exercise of currently vested options.

9. Includes 26,600 shares issuable upon the exercise of currently vested options and 796 shares issued pursuant to the Company's Executive Incentive Program, of which 189 are restricted shares, and 84 shares owned pursuant to the Company's 401(k) Plan.

10. Includes 17,800 shares issuable upon the exercise of currently vested options, 4,280 shares issued pursuant to the Company's Executive Incentive Program, of which 350 are restricted shares and 39 shares owned pursuant to the Company's 401(k) plan.

11. Includes 10,700 shares issuable upon the exercise of currently vested options and 675 shares issued pursuant to the Company's Executive Incentive Program, of which all 675 are restricted shares.

12. Includes 4,950 shares issuable upon the exercise of currently vested options.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of the Company's Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors, executive officers and greater than ten percent stockholders are required by SEC regulation to furnish the Company copies of all Section 16(a) reports they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2003, all Section 16(a) filing requirements applicable to directors, executive officers and greater than ten percent beneficial owners were complied with by such persons except for the following inadvertent late filings: (i) the statement of changes in beneficial ownership on Form 4 required to be filed by Mr. David L. Kolb within two business days after a change in beneficial ownership on January 1, 2003 for the grant of 2,250 options made by the Company in accordance with the 2002 Long Term Incentive Plan was filed on January 7, 2003, (ii) the statements of changes in beneficial ownership on Form 4 required to be filed within two business days after a change in beneficial ownership on February 24, 2003 for grants made by the Company in accordance with the 2002 Long Term Incentive Plan to Mr. Jeffrey S. Lorberbaum for 3500 options and 1,668 shares, Mr. H. Monte Thornton for 3500 options and 700 shares, Mr. W. Christopher Wellborn for 3,500 options, Mr. William B. Kilbride for 3,500 options and 378 shares, Mr. John D. Swift for 3,500 options and 604 shares and Mr. S.H. Sharpe for 106 shares were filed on March 5, 2003, (iii) the statement of changes in beneficial ownership filed by Mr. Bruce C. Bruckmann to correct the under – reporting of 9,300 shares from prior years was filed on November 7, 2003 and (iv) the statement of changes in beneficial ownership on Form 4 required to be filed by Mr. David L. Kolb within two business days after entering into a put and call agreement for 200,000 shares on November 26, 2002 was filed on December 31, 2003, and amended on March 9, 2004, to reflect the dissolution of the agreement on November 18 and November 25, 2003.

CORPORATE GOVERNANCE

Nomination Process for the Board of Directors

The Governance Committee evaluates candidates for the Board of Directors identified by its members, other Board members, Company's management and stockholders. The Governance Committee from time to time may also retain a third-party executive search firm to identify qualified candidates for membership on the Board of Directors. A stockholder who wishes to recommend a prospective nominee for consideration by the Governance Committee should follow the procedures set forth below under "Stockholder Proposals."

Once the Governance Committee has identified a prospective nominee, it makes an initial determination as to whether to conduct a full evaluation. In evaluating a prospective nominee, the Governance Committee may consider among other things, the following:

- the ability of the prospective nominee to represent the interests of the stockholders of the Company;
- the prospective nominee's standards of integrity, commitment and independence of thought and judgment;
- the prospective nominee's ability to dedicate sufficient time, energy and attention to the performance of his or her duties;
- the extent to which the prospective nominee contributes to the range of talent, skill and expertise of the Board of Directors; and
- the extent to which the prospective nominee helps the Board of Directors reflect the diversity of the Company's stockholders, employees and customers.

After completing the evaluation, the Governance Committee makes a recommendation to the Board of Directors.

Communication with Directors

The Board of Directors has established a process by which stockholders may send communications to members of the Board of Directors. For a description of this process and other information related to stockholder opportunities to communicate with members of the Board of Directors (including the Company's policy with respect to attendance of directors at annual stockholder meetings), visit the Company's website at www.mohawkind.com/Corporate Governance.

STOCKHOLDER PROPOSALS

Any proposal that a Stockholder may desire to have included in the Company's proxy statement for presentation at the 2005 Annual Meeting must be received by the Company at Mohawk Industries, Inc., P.O. Box 12069, 160 South Industrial Boulevard, Calhoun, Georgia 30703, Attention: Secretary, on or prior to December 5, 2004. In addition, Stockholders may intend to present a director nomination or other proposal from the floor of the 2005 Annual Meeting, and they may commence their own proxy solicitation with respect to such director nomination or other proposal. Under the Company's Bylaws, the Company must receive notice of a director nomination or other Stockholder proposal prior to December 5, 2004 in order for the notice to be timely. If the Company does not receive notice of a director nomination or other Stockholder proposal prior to December 5, 2004, the Company will retain discretionary voting authority over the proxies returned by Stockholders for the 2005 Annual Meeting with respect to such director nomination or other Stockholder proposal. Discretionary voting authority is the ability to vote proxies that Stockholders have executed and returned to the Company, on matters not specifically reflected on the proxy card, and on which Stockholders have not had an opportunity to vote by proxy.

OTHER MATTERS

The Board of Directors knows of no other matters to be brought before the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting or are incidental to the conduct of the Annual Meeting, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment.

The Audit Committee has appointed KPMG as auditors of the Company for 2004. KPMG also audited the Company's financial statements for 2003. Representatives of KPMG will be present at the Annual Meeting and will be given an opportunity to make a statement, if they desire, and to respond to appropriate questions.

The Company will bear the cost of the solicitation of proxies on behalf of the Company. Directors, officers and other employees of the Company may, without additional compensation except for reimbursement for actual expenses, solicit proxies by mail, in person or by telecommunication. The Company has retained Georgeson Shareholder to assist in the solicitation of proxies for a fee of $7,500 plus expenses. The Company will reimburse brokers, fiduciaries, custodians and other nominees for out-of-pocket expenses incurred in sending the Company's proxy materials to, and obtaining instructions relating to such materials from, beneficial owners.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a proxy card with respect to your shares. Accordingly, please contact the person responsible for your account and give instructions for a proxy card to be signed representing your shares.

A list of Stockholders entitled to be present and vote at the Annual Meeting will be available at the offices of the Company, P.O. Box 12069, 160 South Industrial Boulevard, Calhoun, Georgia 30703, for inspection by the Stockholders during regular business hours from May 7, 2004, to the date of the Annual Meeting. The list also will be available during the Annual Meeting for inspection by Stockholders who are present.

If you cannot be present in person, you are requested to complete, sign, date and return the enclosed proxy promptly. An envelope has been provided for that purpose. No postage is required if mailed in the United States.



SIDNEY J. FROST
Vice President & Corporate Secretary

Atlanta, Georgia
April 5, 2004

PROXY
MOHAWK INDUSTRIES, INC.
CALHOUN, GEORGIA
ANNUAL MEETING OF STOCKHOLDERS

     The undersigned stockholder of Mohawk Industries, Inc., a Delaware corporation ("Mohawk"), hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement, and hereby appoints Jeffrey S. Lorberbaum and John D. Swift, and each of them, proxies, with full power of substitution, for and in the name of the undersigned, to vote all shares of Mohawk Common Stock which the undersigned is entitled to vote on all matters which may come before the 2004 Annual Meeting of Stockholders (the "Annual Meeting") of Mohawk Industries, Inc. to be held on Wednesday, May 19, 2004 at 10:00 a.m. local time, at 160 South Industrial Boulevard, Calhoun, Georgia, and at any adjournment or adjournments thereof, unless otherwise specified herein. The proxies, in their discretion, are further authorized to vote for the election of a person to the Board of Directors if any nominee named herein becomes unable to serve or for good cause will not serve, are further authorized to vote on matters which the Board of Directors does not know a reasonable time before making the proxy solicitation will be presented at the Annual Meeting, and are further authorized to vote on other matters which may properly come before the Annual Meeting and any adjournments thereof.

(1)   The election of four Directors, Leo Benatar, Phyllis O. Bonanno, David L. Kolb and W. Christopher Wellborn, for a term of three years and until their successors are elected and qualified:

                [   ] FOR   **[   ] WITHHOLD AUTHORITY**

          For, except vote withheld from the following nominee:

          _____

This Proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder. If no direction is made, this Proxy will be voted in accordance with the recommendation of the Board of Directors. The proxies cannot vote your shares unless you sign and return this Proxy.

Please sign exactly as your name appears on your stock certificate and date. Where shares are held jointly, each stockholder should sign. When signing as executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

_____
Signature of Stockholder

_____
Signature of Stockholder (If held jointly)

Dated: _____, 2004
                  Month   Day

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF MOHAWK INDUSTRIES, INC. AND MAY BE REVOKED BY THE STOCKHOLDER PRIOR TO ITS EXERCISE.